UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154
WASTE MANAGEMENT RETIREMENT SAVINGS
PLAN FOR BARGAINING UNIT EMPLOYEES
Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
for Bargaining Unit Employees
We have audited the accompanying statement of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 24, 2010

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
for Bargaining Unit Employees
We have audited the accompanying statement of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, in conformity with US generally accepted accounting principles.
/s/ Ernst & Young LLP
Houston, Texas
June 24, 2009

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$6,070,397	$3,777,684
Participant loans	200,450	150,601

Total investments	6,270,847	3,928,285

RECEIVABLES:
Employee contributions	299	88
Employer contributions	16	—

Total receivables	315	88

Net assets, reflecting investments at fair value	6,271,162	3,928,373

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,050)	6,282

NET ASSETS AVAILABLE FOR BENEFITS	$6,263,112	$3,934,655

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$1,138,306
Rollover	435
Employer	750,772

1,889,513

Net investment gain from the Master Trust (Note 3)	818,926
Transfers to the Plan	3,200
Participant loan interest	11,339

Total additions	2,722,978

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	394,521

Total deductions	394,521

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,328,457

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,934,655

End of year	$6,263,112

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Notes to Financial Statements
December 31, 2009
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management Holdings, Inc. and subsidiaries (“Waste Management”), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of Waste Management, Inc. (the “Company”), the parent of Waste Management, has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. Lion Connecticut Holdings, Inc., a wholly-owned indirect subsidiary of ING America Insurance Holdings Inc. (“ING”), serves as recordkeeper.
Eligibility
Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.
Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) individuals providing services to Waste Management as independent contractors; (c) certain nonresident aliens who have no earned income from sources within the United States of America; and (d) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.
Contributions
Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). After-tax contributions are not permitted by the Plan. In addition, participants that are age 50 or older are eligible to make pre-tax catch-up contributions not to exceed certain limits described in the Plan document. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Plan was amended to provide for Employer Contributions on behalf of eligible participants under the terms of certain applicable collective bargaining agreements.

Investment Options
The Plan, through its investments in the Master Trust, currently offers participants (a) five common/collective trust funds; (b) a Company common stock fund; (c) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; (d) six target retirement-date funds, which are also common/collective trust funds; and (e) a stable value fund, which includes direct investments and investments in common/collective trust funds, managed by Galliard Capital Management (“Galliard”). With respect to the self-managed account, several restrictions apply and a minimum balance is required to participate. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Master Trust.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for six months after receiving the hardship distribution.
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses
Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment gain from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2009, Waste Management elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid to participants.
Subsequent events have been evaluated through the date the financial statements were issued. No material subsequent events have occurred since December 31, 2009 that required recognition in the current period financial statements.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for, and recognition of, plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methods. In some cases, these estimates are particularly difficult to determine and management must exercise significant judgment. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Waste Management and the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common/collective trust funds held by the Master Trust are generally based on net asset values established by State Street (the issuer of the common/collective trust funds) based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). At December 31, 2008, the stable value fund option was a common/collective trust fund established by State Street. At December 31, 2009, the stable value fund option was managed by Galliard. In accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), the fully benefit-responsive investment contracts held by the stable value fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully benefit-responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 4. Short-term investments (included in amounts reported as common/collective trust funds herein) and loans to participants are stated at cost, which approximates fair value.
The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
Accounting Changes
In April 2009, the FASB issued authoritative guidance associated with fair value measurements which provides additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability; and (ii) identifying circumstances that indicate a transaction is not orderly. This guidance also requires additional disclosures related to the inputs and valuation techniques used to measure fair value, changes in inputs and valuation techniques, if any, during the reporting period and the major debt and equity security types held by the reporting entity. We adopted this guidance effective January 1, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements.
3. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan (the “Non-Union Plan”). As of December 31, 2009 and 2008, the Plan’s beneficial interest in the net assets of the Master Trust was 0.48% and 0.35%, respectively.
Neither the Plan nor the Non-Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

The net assets of the Master Trust consist of the following:

	December 31,
	2009	2008
Assets:
Investments, at fair value:
Common/collective trust funds	$805,023,187	$949,051,449
Stable value fund	326,037,431	—
Corporate stocks	10,959,252	6,542,197
Waste Management, Inc. common stock	103,671,704	104,384,770
Mutual funds	16,405,708	12,159,625
Publicly-traded partnership interests and other	290,033	115,515

Total investments	1,262,387,315	1,072,253,556

Interest receivable	216	822,753
Cash, non-interest bearing	4,624	20,046
Securities sold receivable, net	51,787	—

Total assets	1,262,443,942	1,073,096,355

Liabilities:
Administrative fees payable	689,511	737,112
Securities purchased payable, net	—	11,530

Total liabilities	689,511	748,642

Net assets reflecting investments at fair value	1,261,754,431	1,072,347,713
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,044,004)	4,192,195

Net assets, fully benefit-responsive investment contracts at contract value	$1,258,710,427	$1,076,539,908

Respective interests in the net assets of the Master Trust by the Non-Union Plan and the Plan are as follows:

	December 31,
	2009	2008
Net assets reflecting investments at fair value:
Non-Union Plan interest	$1,255,684,034	$1,068,570,029
Plan interest	6,070,397	3,777,684

Total	$1,261,754,431	$1,072,347,713

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Non-Union Plan interest	$(3,035,954)	$4,185,913
Plan interest	(8,050)	6,282

Total	$(3,044,004)	$4,192,195

Net assets, fully benefit-responsive investment contracts at contract value:
Non-Union Plan interest	$1,252,648,080	$1,072,755,942
Plan interest	6,062,347	3,783,966

Total	$1,258,710,427	$1,076,539,908

Income or loss from investments held in the Master Trust for the year ended December 31, 2009, was as follows:

Net appreciation in fair value of:
Common/collective trust funds	$138,614,588
Stable value fund	8,964,727
Corporate stocks	3,531,032
Waste Management, Inc. common stock	2,373,864
Mutual funds	2,387,905
Publicly-traded partnership interests and other	72,604

Total net appreciation in fair value of investments		$155,944,720
Interest		778,393
Dividends		359,630
Dividends — Waste Management, Inc. common stock		3,669,175
Other income/(expense)		(9,865)

Total investment gain		160,742,053
Administrative fees		2,800,647

Net investment gain		$157,941,406

Non-Union Plan interest in net investment gain from the Master Trust		$157,122,480
Plan interest in net investment gain from the Master Trust		818,926

		$157,941,406

4. Investment Contracts
The trust funds held by the Master Trust include a stable value fund that invests in fully benefit-responsive GICs and Synthetic GICs. At December 31, 2008, the stable value fund option was a common/collective trust fund established by State Street. At December 31, 2009, the stable value fund option was managed by Galliard and includes direct investments and investments in a common/collective trust fund. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.
Guaranteed Investment Contracts — GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by the investment manager using a discounted cash flow methodology. Under this approach, the cash flows of each individual contract are discounted at the prevailing interpolated swap rate as of the appropriate measurement date.
Synthetic Guaranteed Investment Contracts — Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.
The fair value of the Synthetic GICs included in the Plan’s stable value fund are measured as follows:
•	Fair value of individual assets and investments — Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.
•	Fair value of wrapper contracts — The fair value of wrapper contracts is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of the appropriate measurement date.
The crediting interest rates for the traditional GICs are agreed to in advance with the issuer. The crediting interest rates for Synthetic GICs are calculated on a quarterly basis using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero.

During 2009, the stable value fund’s average yield based on actual earnings was 2.98% and its average yield based on the interest rate credited to participants was 3.07%.
There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at GIC or Synthetic GIC contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the participating Plans’ competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan Sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan; and delivery of any communication to Plan participants designed to influence participants not to invest in the Fund. The Plan Sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value is, probable.
Contract issuers are generally not allowed to terminate GICs or Synthetic GICs and settle at an amount different from contract value unless there is a breach of contract which is not corrected within the time permitted by the contract.
5. Fair Value Measurements
FASB-issued authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.
The following tables set forth by level, within the fair value hierarchy, a summary of investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2009 Using
		Quoted	Significant
		Prices in	Other	Significant
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust Investments:
Common/collective trust funds -
Short-term investment fund	$4,823,872	$—	$4,823,872	$—
Small cap investment fund	47,635,305	—	47,635,305	—
Large cap investment fund	65,474,846	—	65,474,846	—
S&P 500 investment fund	181,572,139	—	181,572,139	—
Bond market investment fund	54,012,817	—	54,012,817	—
International investment fund	87,176,367	—	87,176,367	—
Target Date Retirement Funds	364,327,841	—	364,327,841	—

Total common/collective trust funds	805,023,187	—	805,023,187	—

Stable value fund	326,037,431	—	326,037,431	—
Corporate stocks	10,959,252	10,959,252	—	—
Waste Management, Inc. common stock	103,671,704	103,671,704	—	—
Mutual funds	16,405,708	16,405,708	—	—
Publicly-traded partnership interests and other	290,033	290,033	—	—

Total Master Trust Investments	$1,262,387,315	$131,326,697	$1,131,060,618	$—

Non-Master Trust Investments:
Participant loans	$200,450	$—	$—	$200,450

		Fair Value Measurements at December 31, 2008 Using
		Quoted	Significant
		Prices in	Other	Significant
		Active	Observable	Unobservable
		Markets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust Investments:
Common/collective trust funds	$949,051,449	$—	$949,051,449	$—
Corporate stocks	6,542,197	6,542,197	—	—
Waste Management, Inc. common stock	104,384,770	104,384,770	—	—
Mutual funds	12,159,625	12,159,625	—	—
Publicly-traded partnership interests and other	115,515	115,515	—	—

Total Master Trust Investments	$1,072,253,556	$123,202,107	$949,051,449	$—

Non-Master Trust Investments:
Participant loans	$150,601	$—	$—	$150,601

The following is a reconciliation for assets for which Level 3 inputs were used in determining fair value:

Beginning balance – participant loans	$150,601
Issuances, repayments and settlements, net	49,849

Ending balance – participant loans	$200,450

6. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated November 30, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
On January 11, 2010, Waste Management filed an application for a renewed favorable determination letter.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$6,263,112	$3,934,655
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	8,050	(6,282)

Net assets available for benefits per the Form 5500	$6,271,162	$3,928,373

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$2,328,457
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	6,282
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	8,050

Net increase in assets available for benefits per the Form 5500	$2,342,789

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

8. Plan Termination
Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Company has the right to terminate the Plan subject to the provisions of ERISA.
9. Commitments and Contingencies
Bond Fund Performance
One of the common/collective trust fund investment options available to participants of the Plan is a bond market fund. During 2007, there was a significant decline in the market value of the bond market fund, including a negative divergence of the bond market fund from its established performance benchmark. The Plan’s Investment and Administrative Committees retained independent advisors to investigate whether the investments held by the managers of the bond market fund during 2007 were consistent with the risk profile and governing agreements for this investment option and, if appropriate, to assist in evaluating available remedies.
In November 2009, the Plan received a proposed notice of settlement of a class action lawsuit that had been brought against State Street Bank and Trust Company and its affiliate, State Street Global Advisors, Inc., pertaining to assets under management of these entities that were invested in certain fixed income asset classes during the third quarter of 2007. The scope of the proposed class settlement included the bond market fund available to Plan participants. Upon a comprehensive review of the underlying facts, an evaluation of available alternatives and a verification of the methodology utilized in the proposed settlement, the Administrative and Investment Committees for the Plan determined it was prudent for the Plan to participate in the class settlement. The class settlement received final approval by the federal court for the Southern District of New York on February 19, 2010. As a result of that settlement, the Master Trust for the Plan received a payment of $4,973,459 in May 2010.
On February 4, 2010, the Securities and Exchange Commission announced that it had entered into a settlement agreement with State Street Bank and Trust Company to resolve its investigation into losses incurred by, and disclosures made with respect to, certain active fixed income strategies managed by State Street Global Advisors. Under the terms of the SEC agreement, the Master Trust for the Plan received an additional payment of $869,391 in March 2010.
Each of these payments will be allocated for the benefit of participants that were invested in affected investment options within the Plan and the Non-Union Plan.
10. Related Party Transactions
Certain investments of the Plan are managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. Therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan
For Bargaining Unit Employees
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 36-2660763         Plan: 007
December 31, 2009

Identity of Issue	Description of Investment	Current Value
*Participant Loans	Various maturity dates with interest rates ranging from 4.25% to 9.25%	$200,450

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
Date: June 24, 2010	By:	/s/ Krista DelSota
Krista DelSota
Vice President, Compensation, Benefits and Human Resources Information Management Waste Management, Inc. Member, Administrative Committee of the Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm